Exhibit 99.1

Draganfly Explores Strategic Defense & Security Collaboration with Babcock and Critical Infrastructure Technologies Across the Asia-Pacific Region

London, England, December 8, 2025 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, today announced that it has entered into a collaborative framework with Babcock International Group PLC (LSE: BAB) and Critical Infrastructure Technologies Corp. (CSE: CTTT), operating through its subsidiary CiTech International Ltd., to explore multi-company initiatives aimed at strengthening defense and security capabilities across the Asia-Pacific region. The arrangement follows the recent execution of a Non-Disclosure Agreement among the parties.

The collaboration brings together complementary strengths in defense engineering, digital mission systems, and advanced unmanned aerial solutions. Babcock contributes decades of mission-critical engineering expertise, fleet sustainment, naval support, training, and defense program delivery for governments and allied militaries around the world. Critical Infrastructure Technologies, through CiTech, adds high-assurance digital architectures, integrated sensor platforms, and resilient decision-support systems designed for complex national security environments.

Draganfly’s NDAA-compliant unmanned aerial systems, including its Commander 3XL, provide multi-mission ISR, rapid-response capability, and operationally proven aerial intelligence that complement the strengths of both partners. Together, the companies aim to evaluate opportunities supporting regional priorities such as defense modernization, maritime and border security, disaster response, critical infrastructure protection, and multi-domain situational awareness.

“This collaboration represents a meaningful step in Draganfly’s continued expansion into the Asia-Pacific defense market,” said Cameron Chell, Chief Executive Officer of Draganfly. “By aligning our proven aerial systems with the established capabilities of Babcock and CiTech, we see significant opportunity to contribute to long-term defense modernization programs that require interoperable, high-assurance technologies. The demand for resilient, sovereign mission capabilities across the region continues to grow, and Draganfly is well positioned to support that evolution with dependable, mission-ready solutions.”

The Asia-Pacific region continues to prioritize sovereign capability, security resilience, and advanced rapid-response technologies. The combined capabilities of Draganfly, Babcock, and CiTech position the group to meet these evolving needs with interoperable, scalable, and mission-ready solutions. The parties will now begin assessing targeted collaborations and joint program concepts tailored to the region’s requirements.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, and software that revolutionize the way organizations do business and serve their stakeholders. Recognized as being at the forefront of technology for over 25 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world, with the goal of saving time, money, and lives.

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About Babcock International Group PLC

Babcock International Group PLC is one of the United Kingdom’s leading defense primes, with global expertise in mission-critical engineering, naval support, fleet management, training, base operations, and the delivery of large-scale defense programs. Babcock’s longstanding support to the UK Ministry of Defence and allied nations worldwide provides deep operational credentials and a trusted pathway into rapidly evolving Asia-Pacific defense markets.

About Critical Infrastructure Technologies Corp. (CSE: CTTT)

Critical Infrastructure Technologies Corp. is a publicly traded Canadian technology company focused on developing and delivering advanced solutions for national security, defense, energy, and critical infrastructure. Through its operating subsidiary CiTech International Ltd., the company provides digital architectures, integrated sensor platforms, mission systems, and operationally resilient technologies that support strategic decision-making and mission readiness.

About CiTech International Ltd.

CiTech International Ltd. is a UK-based systems-engineering and technology-integration company specializing in defense, national security, and complex mission environments. CiTech designs and implements engineering architectures, sensor systems, command-and-control platforms, and digital technologies that support operational resilience and strategic situational awareness.

Media Contact

Erika Racicot

media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s NDAA-compliant unmanned aerial systems, including its Commander 3XL, providing multi-mission ISR, rapid-response capability, and operationally proven aerial intelligence that complement the strengths of both partners. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.